UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                ST. JOSEPH, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   85231M 10 3
                                 (CUSIP Number)

                             AUGUST LAW GROUP, P.C.
                       19200 VON KARMAN AVENUE, SUITE 900
                                IRVINE, CA 92612
                              (949) 752-7772 (Name,
                     Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2007
             (Date of Event which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)


The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No.         85231M 10

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)
         Desert Projects, Inc.
         20-4110898
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization
         Nevada, United States
--------------------------------------------------------------------------------
Number of Shares           5.  Sole Voting Power              716,667
Beneficially Owned         6.  Shared Voting Power            0
by Each Reporting          7.  Sole Dispositive Power         716,667
Person With                8.  Shared Dispositive Power       0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         716,667
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
         Instructions)                                                       [ ]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)
         9.7%
--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)                          CO
--------------------------------------------------------------------------------

CUSIP No.         85231M 10

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)
         James Ralph Houston
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization
         United States
--------------------------------------------------------------------------------
Number of Shares           5.  Sole Voting Power              716,667
Beneficially Owned         6.  Shared Voting Power            0
by Each Reporting          7.  Sole Dispositive Power         716,667
Person With                8.  Shared Dispositive Power       0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         716,667
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
         Instructions)                                                       [ ]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)
         9.7%
--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)                          IN
--------------------------------------------------------------------------------

Item 1.
      (a)   Name of Issuer:
            St. Joseph, Inc.

      (b)   Address of Issuer's Principal Executive Offices:
            4870 S. Lewis, Suite 250
            Tulsa, Oklahoma, 74105

Item 2.
      (a)   Name Of Person Filing:
            This statement is jointly filed by and on behalf of Desert Projects, Inc. and James Ralph Houston. Desert Projects, Inc. may be deemed to beneficially own securities owned and/or held by and/or for the account and/or benefit of Desert Projects, Inc. James Ralph Houston is the controlling shareholder of Desert Projects, Inc. James Ralph Houston may be deemed to beneficially own securities owned and/or held by and/or for the account and/or benefit of Desert Projects, Inc. The Filing Persons have entered into a Joint Filing Agreement, dated as of January 30, 2008, a copy of which is filed with this
            Schedule 13G as Exhibit 99.1, pursuant to which the Filing Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. The Filing Persons expressly disclaim that they have agreed to act as a group.

      (b)   Address Of Principal Business Office Or, If None, Residence:
            The address of the principal business office of each reporting person is 73-185, Suite D, Highway 111 Palm Desert, California, 92260.

      (c)   Citizenship:
            Desert Projects, Inc. is a corporation organized under the laws of the State of Nevada. James Ralph Houston is a citizen of the United States.

      (d)   Title of Class of Securities:
            Common Stock

      (e)   CUSIP Number:
            85231M 10 3

Item 3. If this statement is filed pursuant to Rules 13d-1(B), or 13d-2(B), check whether the person is filing as a:

      (a)   [ ] Broker or Dealer registered under Section 15 of the Act
      (b)   [ ] Bank as defined in Section 3(a)(6) of the Act
      (c)   [ ] Insurance Company as defined in Section 3(a)(19) of the Act
      (d) [ ] Investment Company registered under Section 8 of the Investment Company Act
      (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
      (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund
      (g)   [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G)
      (h)   [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

      Not Applicable

Item 4.   Ownership:

As of December 31, 2007:

      (a)   Amount beneficially owned:

            Desert Projects, Inc.       716,667 shares

            James Ralph Houston         716,667 shares
                                        This is comprised of 716,667 shares
                                        issued in the name of Desert Projects,
                                        Inc., for which James R. Houston is the
                                        controlling shareholder.

      (b)   Percent of class:

            Desert Projects, Inc.       9.7%

            James Ralph Houston         9.7%
                                        This is comprised of 716,667 shares
                                        issued in the name of Desert Projects,
                                        Inc., for which James R. Houston is the
                                        controlling shareholder.

      (c)   Number of shares to which the person has:

            (i)   Sole power to vote or to direct the vote:

                  Desert Projects, Inc. 716,667 shares

                  James Ralph Houston   716,667 shares
                                        This is comprised of 716,667 shares
                                        issued in the name of Desert Projects,
                                        Inc., for which James R. Houston is the
                                        controlling shareholder.

            (ii)  Shared power to vote or to direct the vote:

                  Desert Projects, Inc. 0 shares

                  James Ralph Houston   0 shares

            (iii) Sole power to dispose or to direct the disposition of:

                  Desert Projects, Inc. 716,667 shares

                  James Ralph Houston   716,667 shares
                                        This is comprised of 716,667 shares
                                        issued in the name of Desert Projects,
                                        Inc., for which James R. Houston is the
                                        controlling shareholder.

            (iv)  Shared power to dispose or to direct the disposition of:

                  Desert Projects, Inc. 0 shares

                  James Ralph Houston   0 shares

James R. Houston does not own any shares directly. By virtue of James R. Houston's position as the controlling shareholder of Desert Projects, Inc., James R. Houston may be deemed to have the shared power to vote or direct the vote of, and the shares power to dispose or direct the disposition of, the 716,667 shares as described above constituting 9.7% of the outstanding shares and, therefore, James R. Houston may be deemed to be the beneficial owner of such shares. James R. Houston disclaims beneficial ownership of such 716,667 shares.

Item 5.  Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8.  Identification and Classification of Members of the Group.
Not applicable.

Item 9.  Notice of Dissolution of Group.
Not applicable.

Item 10.  Certification.
By signing below, each of Desert Projects, Inc. and James Ralph Houston certify that, to the best of such reporting person's knowledge and belief, the securities referred to above were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 30, 2008


                                  Desert Projects, Inc.


                                  By:   /s/ David Rennie
                                        ----------------------------------------
                                        David Rennie
                                        President


                                  James Ralph Houston


                                  By:   /s/ James Ralph Houston
                                        ----------------------------------------
                                        James Ralph Houston
                                        Controlling Shareholder of
                                        Desert Projects, Inc.